UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 25, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Significant milestones reached in terms of the Altar transaction
Johannesburg, 25 September 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to advise that significant milestones have been reached with the Arrangement Agreement to unlock value at its Altar copper-gold project with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), to create a strategic partnership, as per the announcement on 29 June 2018.

The milestones include 99.8% of votes cast by Regulus shareholders being in favour of the Arrangement at its annual and special meeting held on 21 September 2018, as well as obtaining the requisite final court order from the Alberta Court of Queen's Bench. The closure of the Arrangement is subject to the satisfaction of customary closing conditions, including receipt from the TSX Venture Exchange (TSX-V)
of conditional listing approval for the Aldebaran shares.
As previously announced, the Arrangement sees Sibanye-Stillwater benefit from upfront proceeds
(US$15 million), while retaining a direct interest in the project of either 40% or 20% (should Aldebaran exercise its additional earn in option) as well as an indirect exposure though its 19.9% shareholding in
Aldebaran. Sibanye-Stillwater will also gain indirect exposure to the Argentine exploration assets that
Aldebaran will be acquiring from Regulus as part of the Arrangement, including the Rio Grande and
Aguas Calientes projects, amongst others.

Closure and implementation of the transaction is dependent on the successful listing of Aldebaran
Resources on the TSXV which, subject to regulatory approval by the TSXV, is anticipated to occur during the fourth quarter of 2018.
For more information regarding the transaction, please refer
https://www.sibanyestillwater.com/investors/transactions/altar and to www.regulusresources.com for the related Regulus announcements.

Sibanye-Stillwater CEO, Neal Froneman commented: “We are pleased that these significant milestones has been achieved and recognize that it is an important step towards closing the transaction. The support of the Regulus shareholders demonstrates the value creation that is expected to be realised through the implementation of this transaction, unlocking the upside potential of the
Altar Project by providing it with the focus from the experienced Aldebaran team.”
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”,
“estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report,
published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the
Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 25, 2018
By: /s/ Charl Keyter
Name: CharlKeyter
Title: Chief Financial Officer